04042891

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Park Place Securities, Inc.	**0001291394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 9, 2004, Series 2004-WHQ1	**333-115827**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated September 9, 2004

PARK PLACE SECURITIES, INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$[777,680,000] *(Approximate Offered Certificates)*

Asset-Backed Pass-Through Certificates
Series 2004-WHQ1

August [18], 2004

[Argent Securities Inc.] [Park Place Securities, Inc.]
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

HomEq Servicing Corporation
(Master Servicer)

All terms and statements are subject to change.

UBS Investment Bank

TERM SHEET DATED August [18], 2004

[Argent Securities Inc.] [Park Place Securities, Inc.] Asset-Backed Pass-Through Certificates, Series 2004-WHQ1 $[777,680,000]

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1], [2]	WAL[3], [4] (yrs) *Call / Mat*	Principal Payment Window[3], [4] *Call / Mat*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-2	200,000,000	FLT / PT	2.57 / 2.80	1 – 92 / 1 – 212	0	Act/360	August 2034	AAA / Aaa / AAA	21.10%
A-3	133,510,000	FLT / SEQ	1.00 / 1.00	1 – 24 / 1 – 24	0	Act/360	August 2034	AAA / Aaa / AAA	21.10%
A-4	63,490,000	FLT / SEQ	3.00 / 3.00	24 – 57 / 24 – 57	0	Act/360	August 2034	AAA / Aaa / AAA	21.10%
A-5	43,680,000	FLT / SEQ	6.74 / 8.04	57 – 92 / 57 – 212	0	Act/360	August 2034	AAA / Aaa / AAA	21.10%
M-1	77,000,000	FLT / MEZ	5.25 / 5.82	42 – 92 / 42 – 179	0	Act/360	August 2034	AA+ / Aa1 / AA+	17.25%
M-2	60,000,000	FLT / MEZ	5.20 / 5.76	40 – 92 / 40 – 169	0	Act/360	August 2034	AA / Aa2 / AA	14.25%
M-3	40,000,000	FLT / MEZ	5.18 / 5.72	40 – 92 / 40 – 161	0	Act/360	August 2034	AA- / Aa3 / AA-	12.25%
M-4	35,000,000	FLT / MEZ	5.16 / 5.68	39 – 92 / 39 – 155	0	Act/360	August 2034	A+/A1/A+	10.50%
M-5	30,000,000	FLT / MEZ	5.16 / 5.66	39 – 92 / 39 – 149	0	Act/360	August 2034	A / A2 / A	9.00%
M-6	30,000,000	FLT / MEZ	5.15 / 5.61	38 – 92 / 38 – 143	0	Act/360	August 2034	A- / A3 / A-	7.50%
M-7	25,000,000	FLT / MEZ	5.14 / 5.57	38 – 92 / 38 – 136	0	Act/360	August 2034	BBB+ / Baa1/ BBB+	6.25%
M-8	20,000,000	FLT / MEZ	5.14 / 5.52	38 – 92 / 38 – 129	0	Act/360	August 2034	BBB / Baa2 / BBB	5.25%
M-9	20,000,000	FLT / MEZ	5.13 / 5.45	37 – 92 / 37 – 122	0	Act/360	August 2034	BBB-/ Baa3 / BBB-	4.25%
Non-Offered Certificates									
A-1[5]	1,137,320,000	FLT / PT		Not Offered				AAA / Aaa / AAA	
M 10	20,000,000	FLT / MEZ		Not Offered				BB+/ Ba1 / BB+	
CE		N/A		Not Offered				NR	N/A
P		N/A		Not Offered				NR	N/A
R		N/A		Not Offered				NR	N/A
Total									

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A-1 Certificates will receive the benefit of a Certificate Insurance Policy issued by the Certificate Insurer.

Pricing Speed ("PPC")	
Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor:	[Argent Securities Inc.] [Park Place Securities, Inc.]
Originators:	Argent Mortgage Company, LLC and Olympus Mortgage Company.
Master Servicer:	HomEq Servicing Corporation
[Special Sub-servicer:	To be determined.]
Trustee:	Wells Fargo Bank, N.A.
Custodian:	Deutsche Bank National Trust Company.
Certificate Insurer:	XL Capital Assurance, the Certificate Insurer, will issue a financial guaranty insurance policy for the benefit of the Class A-1 Certificates only (the "Certificate Insurance Policy"). The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.
[Credit Risk Manager:	To be determined.]
Lead Underwriter:	UBS Securities LLC
Co-Managers:	JP Morgan Securities Inc. and Deutsche Bank Securities Inc.

Collateral:

Mortgage Loans:

As of the Collateral Selection Date, 11,705 adjustable-rate and fixed-rate, first-lien and second-lien, closed-end, subprime mortgage loans with combined original loan-to-value ratios at origination not in excess of 100% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $2,000,000,279. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such mortgage loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 9,305 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,441,470,898 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 2,400 adjustable-rate and fixed-rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $558,529,380 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date will be deleted and other mortgage loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Section IV hereto will vary.

Dates:

Cut-off Date: The close of business on September 1, 2004.

Collateral Selection Date: August 1, 2004.

Distribution Dates: The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in October, 2004.

Record Date: Class A and Class M Certificates: the close of business on the business day immediately preceding the Distribution Date.

Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.

Expected Pricing Date: The week of [August 16, 2004.]

Expected Closing Date: On or about September 7, 2004.

Designations:

Certificates: Asset-Backed Pass-Through Certificates, Series 2004-WHQ1.

Class A Certificates: Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates.

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.

Offered Certificates: Class A-2, Class A-3, Class A-4, Class A-5 and Class M Certificates (other than the Class M-10 Certificates).

Non-Offered Certificates: Class A-1 and Class M-10 Certificates.

Retained Certificates: Class CE, Class P and Class R Certificates.

Group I Certificates: Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.

Group II Certificates: Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, which evidence interests in the Group II Mortgage Loans.

Insured Certificates: Class A-1 Certificates.

Sequential Pay Certificates: Class A-3, Class A-4 and Class A-5 Certificates.

Other Terms:

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA Eligibility: The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Federal Taxation: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	[For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.]
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The Servicing Fee Rate (0.50% per annum) and the Custodial Fee Rate (0.0003% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The holders of 51% of the voting rights of the Class CE Certificates or the Master Servicer or the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date, provided that the consent of the Certificate Insurer will be required if such Optional Termination will cause a claim under the Certificate Insurance Policy or if any amount owed to the Certificate Insurer will not be fully reimbursed after the termination.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Certificate Insurance Policy (for the Class A-1 Certificates only).
Initial Overcollateralization Target Percentage:	Approximately 3.25%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	21.10%	2x Initial CE%
M-1	17.25%	2x Initial CE%
M-2	14.25%	2x Initial CE%
M-3	12.25%	2x Initial CE%
M-4	10.50%	2x Initial CE%
M-5	9.00%	2x Initial CE%
M-6	7.50%	2x Initial CE%
M-7	6.25%	2x Initial CE%
M-8	5.25%	2x Initial CE%
M-9	4.25%	2x Initial CE%
M-10	3.25%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal payments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds, over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period such excess, (the "Realized Loss Amount") will be allocated in the following order: the Class M-10, the Class M-9, the Class M-8, the Class M-7, the Class M-6, the Class M-5, the Class M-4, the Class M-3, the Class M-2 and lastly, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A and the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group and with respect to the Class A-1 Certificates minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance (in each case, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans minus the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Group I Mortgage Loan Balance and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus, the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the holders of 51% of the voting rights of the Class CE Certificates or the Master Servicer or the NIMs Insurer, if any fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Offered Certificates Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	[35]	[November 2004]
M (including M-10 Certificates)	[34]	[November 2004]

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be paid to the Sequential Pay Certificates and the Class A-2 Certificates pro-rata. Principal distributions among the Sequential Pay Certificates will be made sequentially, beginning with the Class A-3 Certificates.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage; in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be [35.00%].

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related due period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
October 2007 through September 2008	[3.25%]
October 2008 through September 2009	[5.25%]
October 2009 through September 2010	[6.75%]
October 2010 and thereafter	[7.50%]

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the certificate guaranty insurance premium for the Insured Certificates from the related loan group.

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the Certificate Insurance Policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay principal on the Class A Certificates, in accordance with the principal payment provisions described above.

To pay the Certificate Insurer, from the Group I Mortgage Loans, any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	428,624,066	6.16	8.62
3	416,649,980	6.38	8.62
4	404,749,327	6.16	8.62
5	392,914,925	6.16	8.62
6	381,140,921	6.86	8.62
7	369,423,627	6.16	8.62
8	357,759,868	6.37	8.62
9	346,147,830	6.15	8.62
10	334,622,256	6.37	8.62
11	323,385,010	6.15	8.62
12	312,428,822	6.15	8.62
13	301,746,609	6.37	8.62
14	291,331,468	6.15	8.62
15	281,176,670	6.37	8.62
16	271,275,656	6.15	8.62
17	261,622,035	6.15	8.62
18	252,209,578	6.85	8.62
19	243,032,214	6.15	8.62
20	234,084,023	6.37	8.62
21	225,359,239	6.15	8.62
22	216,852,241	6.36	8.62
23	208,557,567	6.55	8.62
24	200,488,827	7.22	8.62
25	192,651,096	7.47	8.62
26	185,007,661	7.21	8.62
27	177,553,665	7.46	8.62
28	170,284,373	7.21	8.62
29	163,195,178	7.41	8.62
30	156,288,033	8.60	8.62
31	149,562,059	7.73	8.62
32	143,002,222	8.00	8.62
33	136,604,382	7.72	8.62
34	130,364,505	7.99	8.62
35	124,278,673	7.92	8.62
36	118,347,861	8.56	8.62
37	0		

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	357,000,000	5.42	7.98
3	357,000,000	5.65	7.98
4	357,000,000	5.42	7.98
5	357,000,000	5.42	7.98
6	357,000,000	6.14	7.98
7	357,000,000	5.42	7.98
8	357,000,000	5.64	7.98
9	357,000,000	5.42	7.98
10	357,000,000	5.64	7.98
11	357,000,000	5.42	7.98
12	357,000,000	5.42	7.98
13	357,000,000	5.64	7.98
14	357,000,000	5.42	7.98
15	357,000,000	5.64	7.98
16	357,000,000	5.42	7.98
17	357,000,000	5.42	7.98
18	357,000,000	6.13	7.98
19	357,000,000	5.41	7.98
20	357,000,000	5.64	7.98
21	357,000,000	5.41	7.98
22	357,000,000	5.64	7.98
23	357,000,000	5.79	7.98
24	357,000,000	6.52	7.98
25	357,000,000	6.78	7.98
26	357,000,000	6.51	7.98
27	357,000,000	6.77	7.98
28	357,000,000	6.51	7.98
29	357,000,000	6.70	7.98
30	357,000,000	7.94	7.98
31	357,000,000	7.05	7.98
32	357,000,000	7.32	7.98
33	357,000,000	7.04	7.98
34	357,000,000	7.32	7.98
35	357,000,000	7.23	7.98
36	0		

Sensitivity Analysis - To Optional Termination Date

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	100% PPC 27.00% CPR	150% PPC 40.50% CPR	200% PPC 54.00% CPR
A-2	Average Life (yrs)	18.40	5.10	2.57	1.41	0.96
	First Principal Period	1	1	1	1	1
	Last Principal Period	344	180	92	58	27
	Prin Pmt Window (mos)	344	180	92	58	27
A-3	Average Life (yrs)	12.79	1.92	1.00	0.67	0.50
	First Principal Period	1	1	1	1	1
	Last Principal Period	246	48	24	15	11
	Prin Pmt Window (mos)	246	48	24	15	11
A-4	Average Life (yrs)	23.53	6.20	3.00	1.78	1.26
	First Principal Period	246	48	24	15	11
	Last Principal Period	319	114	57	27	19
	Prin Pmt Window (mos)	74	67	34	13	9
A-5	Average Life (yrs)	28.12	13.21	6.74	3.15	1.96
	First Principal Period	319	114	57	27	19
	Last Principal Period	344	180	92	58	27
	Prin Pmt Window (mos)	26	67	36	32	9
M-1	Average Life (yrs)	26.30	9.99	5.25	4.88	3.31
	First Principal Period	264	57	42	58	27
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	51	1	14
M-2	Average Life (yrs)	26.30	9.99	5.20	4.66	3.38
	First Principal Period	264	57	40	51	40
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	53	8	1
M-3	Average Life (yrs)	26.30	9.99	5.18	4.34	3.35
	First Principal Period	264	57	40	48	38
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	53	11	3
M-4	Average Life (yrs)	26.30	9.99	5.16	4.17	3.18
	First Principal Period	264	57	39	45	36
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	54	14	5
M-5	Average Life (yrs)	26.30	9.99	5.16	4.05	3.04
	First Principal Period	264	57	39	43	34
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	54	16	7
M-6	Average Life (yrs)	26.30	9.99	5.15	3.96	2.96
	First Principal Period	264	57	38	42	32
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	55	17	9
M-7	Average Life (yrs)	26.30	9.99	5.14	3.89	2.88
	First Principal Period	264	57	38	41	31
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	55	18	10
M-8	Average Life (yrs)	26.30	9.99	5.14	3.84	2.83
	First Principal Period	264	57	38	40	31
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	55	19	10
M-9	Average Life (yrs)	26.30	9.99	5.13	3.81	2.79
	First Principal Period	264	57	37	39	30
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	56	20	11
M-10	Average Life (yrs)	26.30	9.99	5.13	3.78	2.76
	First Principal Period	264	57	37	39	29
	Last Principal Period	344	180	92	58	40
	Prin Pmt Window (mos)	81	124	56	20	12

Sensitivity Analysis - To Maturity

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	100% PPC 27.00% CPR	150% PPC 40.50% CPR	200% PPC 54.00% CPR
A-2	Average Life (yrs)	18.45	5.45	2.80	1.54	0.96
	First Principal Period	1	1	1	1	1
	Last Principal Period	359	330	212	139	27
	Prin Pmt Window (mos)	359	330	212	139	27
A-3	Average Life (yrs)	12.79	1.92	1.00	0.67	0.50
	First Principal Period	1	1	1	1	1
	Last Principal Period	246	48	24	15	11
	Prin Pmt Window (mos)	246	48	24	15	11
A-4	Average Life (yrs)	23.53	6.20	3.00	1.78	1.26
	First Principal Period	246	48	24	15	11
	Last Principal Period	319	114	57	27	19
	Prin Pmt Window (mos)	74	67	34	13	9
A-5	Average Life (yrs)	28.38	15.14	8.04	3.87	1.96
	First Principal Period	319	114	57	27	19
	Last Principal Period	359	330	212	139	27
	Prin Pmt Window (mos)	41	217	156	113	9
M-1	Average Life (yrs)	26.43	10.89	5.82	5.90	5.38
	First Principal Period	264	57	42	59	27
	Last Principal Period	358	303	179	115	96
	Prin Pmt Window (mos)	95	247	138	57	70
M-2	Average Life (yrs)	26.43	10.87	5.76	5.03	4.05
	First Principal Period	264	57	40	51	42
	Last Principal Period	357	293	169	108	76
	Prin Pmt Window (mos)	94	237	130	58	35
M-3	Average Life (yrs)	26.43	10.84	5.72	4.69	3.62
	First Principal Period	264	57	40	48	38
	Last Principal Period	357	284	161	103	72
	Prin Pmt Window (mos)	94	228	122	56	35
M-4	Average Life (yrs)	26.43	10.82	5.68	4.50	3.41
	First Principal Period	264	57	39	45	36
	Last Principal Period	356	277	155	99	69
	Prin Pmt Window (mos)	93	221	117	55	34
M-5	Average Life (yrs)	26.43	10.79	5.66	4.37	3.27
	First Principal Period	264	57	39	43	34
	Last Principal Period	356	269	149	95	66
	Prin Pmt Window (mos)	93	213	111	53	33
M-6	Average Life (yrs)	26.43	10.74	5.61	4.26	3.17
	First Principal Period	264	57	38	42	32
	Last Principal Period	355	261	143	91	63
	Prin Pmt Window (mos)	92	205	106	50	32
M-7	Average Life (yrs)	26.42	10.68	5.57	4.17	3.07
	First Principal Period	264	57	38	41	31
	Last Principal Period	354	251	136	86	60
	Prin Pmt Window (mos)	91	195	99	46	30
M-8	Average Life (yrs)	26.41	10.61	5.52	4.09	3.01
	First Principal Period	264	57	38	40	31
	Last Principal Period	353	240	129	82	57
	Prin Pmt Window (mos)	90	184	92	43	27
M-9	Average Life (yrs)	26.40	10.52	5.45	4.01	2.93
	First Principal Period	264	57	37	39	30
	Last Principal Period	352	229	122	77	54
	Prin Pmt Window (mos)	89	173	86	39	25
M-10	Average Life (yrs)	26.38	10.36	5.35	3.92	2.86
	First Principal Period	264	57	37	39	29
	Last Principal Period	351	216	113	72	50
	Prin Pmt Window (mos)	88	160	77	34	22

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	N/A	N/A	33	6.80%	9.00%	65	6.84%	10.37%
2	6.54%	9.00%	34	7.02%	9.00%	66	7.57%	11.47%
3	6.76%	9.00%	35	6.79%	9.00%	67	6.84%	10.35%
4	6.54%	9.00%	36	6.88%	9.00%	68	7.06%	10.68%
5	6.54%	9.00%	37	7.11%	9.23%	69	6.83%	10.33%
6	7.24%	9.00%	38	6.88%	8.93%	70	7.06%	10.66%
7	6.54%	9.00%	39	7.11%	9.22%	71	6.83%	10.31%
8	6.75%	9.00%	40	6.88%	8.92%	72	6.83%	10.30%
9	6.53%	9.00%	41	6.87%	9.11%	73	7.05%	10.64%
10	6.75%	9.00%	42	7.35%	10.24%	74	6.83%	10.28%
11	6.53%	9.00%	43	6.87%	9.57%	75	7.05%	10.62%
12	6.53%	9.00%	44	7.10%	9.89%	76	6.82%	10.27%
13	6.75%	9.00%	45	6.87%	9.56%	77	6.82%	10.26%
14	6.53%	9.00%	46	7.10%	9.87%	78	7.55%	11.34%
15	6.75%	9.00%	47	6.87%	9.74%	79	6.82%	10.24%
16	6.53%	9.00%	48	6.86%	10.21%	80	7.04%	10.57%
17	6.53%	9.00%	49	7.09%	10.54%	81	6.81%	10.22%
18	7.23%	9.00%	50	6.86%	10.19%	82	7.04%	10.55%
19	6.53%	9.00%	51	7.09%	10.52%	83	6.81%	10.20%
20	6.75%	9.00%	52	6.86%	10.18%	84	6.81%	10.19%
21	6.53%	9.00%	53	6.86%	10.17%	85	7.04%	10.52%
22	6.74%	9.00%	54	7.59%	11.42%	86	6.81%	10.17%
23	6.63%	9.00%	55	6.85%	10.30%	87	7.03%	10.50%
24	6.81%	9.00%	56	7.08%	10.64%	88	6.80%	10.15%
25	7.03%	9.00%	57	6.85%	10.29%	89	6.80%	10.14%
26	6.80%	9.00%	58	7.08%	10.62%	90	7.27%	10.83%
27	7.03%	9.00%	59	6.85%	10.27%	91	6.80%	10.12%
28	6.80%	9.00%	60	6.85%	10.41%	92	7.02%	10.45%
29	6.80%	9.00%	61	7.07%	10.75%	93	N/A	10.11%
30	7.53%	9.00%	62	6.84%	10.39%			
31	6.80%	9.00%	63	7.07%	10.73%			
32	7.02%	9.00%	64	6.84%	10.38%			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.60% and 1.92% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)	Period	NWC(1) (%)	Effective Rate (2)(3) (%)
1	N/A	N/A	33	6.87%	9.25%	65	6.92%	10.77%
2	6.69%	9.25%	34	7.10%	9.25%	66	7.66%	11.92%
3	6.92%	9.25%	35	6.87%	9.25%	67	6.92%	10.76%
4	6.69%	9.25%	36	6.95%	9.21%	68	7.15%	11.11%
5	6.69%	9.25%	37	7.18%	9.51%	69	6.92%	10.74%
6	7.41%	9.25%	38	6.94%	9.20%	70	7.14%	11.09%
7	6.69%	9.25%	39	7.18%	9.50%	71	6.91%	10.72%
8	6.91%	9.25%	40	6.94%	9.19%	72	6.91%	10.71%
9	6.69%	9.25%	41	6.94%	9.37%	73	7.14%	11.06%
10	6.91%	9.25%	42	7.42%	10.58%	74	6.91%	10.70%
11	6.69%	9.25%	43	6.94%	9.89%	75	7.14%	11.05%
12	6.69%	9.25%	44	7.17%	10.21%	76	6.91%	10.68%
13	6.91%	9.25%	45	6.94%	9.87%	77	6.91%	10.67%
14	6.69%	9.25%	46	7.17%	10.20%	78	7.65%	11.81%
15	6.91%	9.25%	47	6.94%	10.04%	79	6.91%	10.65%
16	6.69%	9.25%	48	6.94%	10.56%	80	7.13%	11.00%
17	6.69%	9.25%	49	7.17%	10.91%	81	6.90%	10.64%
18	7.40%	9.25%	50	6.93%	10.55%	82	7.13%	10.98%
19	6.68%	9.25%	51	7.16%	10.89%	83	6.90%	10.62%
20	6.91%	9.25%	52	6.93%	10.53%	84	6.90%	10.61%
21	6.68%	9.25%	53	6.93%	10.52%	85	7.13%	10.96%
22	6.91%	9.25%	54	7.67%	11.84%	86	6.90%	10.59%
23	6.75%	9.25%	55	6.93%	10.68%	87	7.13%	10.94%
24	6.87%	9.25%	56	7.16%	11.03%	88	6.90%	10.58%
25	7.10%	9.25%	57	6.93%	10.67%	89	6.90%	10.57%
26	6.87%	9.25%	58	7.16%	11.01%	90	7.37%	11.29%
27	7.10%	9.25%	59	6.93%	10.65%	91	6.89%	10.55%
28	6.87%	9.25%	60	6.92%	10.81%	92	7.12%	10.89%
29	6.87%	9.25%	61	7.15%	11.17%	93	N/A	10.53%
30	7.61%	9.25%	62	6.92%	10.80%			
31	6.87%	9.25%	63	7.15%	11.15%			
32	7.10%	9.25%	64	6.92%	10.78%			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.60% and 1.92% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

Excess Spread

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)	Period	% at Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% at Fwd LIBOR(2)
1	3.71	1.87	2.12	3.29	33	4.88	4.39	4.51	3.57	65	4.95	5.32	5.49	3.80
2	4.84	2.00	2.24	4.45	34	4.95	4.43	4.55	3.69	66	5.17	5.35	5.53	4.43
3	4.91	2.07	2.33	4.45	35	4.87	4.41	4.61	3.60	67	4.95	5.48	5.53	3.73
4	4.84	2.13	2.44	4.30	36	4.95	4.45	4.62	4.03	68	5.02	5.55	5.55	3.86
5	4.83	2.28	2.55	4.15	37	5.01	4.70	4.66	3.96	69	4.95	5.35	5.55	3.85
6	5.03	2.34	2.65	4.37	38	4.92	4.43	4.70	3.98	70	5.02	5.50	5.60	3.89
7	4.82	2.55	2.75	3.88	39	5.02	4.62	4.73	3.99	71	4.95	5.59	5.62	3.62
8	4.89	2.57	2.85	3.96	40	4.96	4.77	4.77	3.69	72	4.95	5.34	5.61	3.91
9	4.82	2.69	2.97	3.73	41	4.97	4.52	4.81	3.97	73	5.02	5.61	5.65	3.83
10	4.88	2.80	3.06	3.73	42	5.11	4.67	4.84	4.42	74	4.94	5.54	5.67	3.70
11	4.81	2.86	3.16	3.56	43	4.97	4.92	4.87	3.84	75	5.01	5.60	5.71	3.83
12	4.80	2.97	3.26	3.45	44	5.05	4.63	4.89	4.28	76	4.94	5.62	5.71	3.61
13	4.87	3.14	3.36	3.40	45	4.98	4.83	4.94	3.92	77	4.94	5.57	5.72	3.67
14	4.79	3.26	3.45	3.15	46	5.05	4.98	4.97	3.95	78	5.15	5.59	5.76	4.31
15	4.86	3.22	3.52	3.31	47	4.97	4.71	4.98	4.06	79	4.94	5.72	5.75	3.59
16	4.78	3.40	3.62	3.01	48	4.97	4.87	5.03	4.08	80	5.01	5.78	5.77	3.72
17	4.78	3.45	3.70	2.96	49	5.04	5.00	5.07	4.12	81	4.94	5.56	5.76	3.73
18	4.98	3.53	3.77	3.27	50	4.97	4.95	5.10	3.99	82	5.01	5.72	5.80	3.77
19	4.77	3.68	3.83	2.72	51	5.04	5.02	5.15	4.09	83	4.93	5.81	5.81	3.50
20	4.83	3.70	3.91	2.85	52	4.97	5.05	5.15	3.88	84	4.93	5.53	5.80	3.77
21	4.76	3.79	3.95	2.61	53	4.97	5.02	5.18	3.94	85	5.00	5.81	5.84	3.70
22	4.82	3.85	4.01	2.69	54	5.18	5.04	5.23	4.55	86	4.93	5.72	5.85	3.57
23	4.82	3.87	4.08	2.93	55	4.96	5.18	5.24	3.88	87	5.00	5.79	5.86	3.71
24	4.94	3.92	4.11	3.62	56	5.03	5.25	5.26	3.99	88	4.93	5.80	5.87	3.49
25	5.00	4.15	4.16	3.54	57	4.96	5.06	5.27	3.98	89	4.93	5.73	5.88	3.55
26	4.93	3.94	4.19	3.60	58	5.03	5.22	5.32	4.01	90	5.07	5.74	5.89	3.98
27	4.99	4.12	4.25	3.57	59	4.96	5.31	5.34	3.76	91	4.93	5.88	5.90	3.45
28	4.92	4.27	4.30	3.27	60	4.96	5.07	5.35	4.05	92	5.00	5.79	5.91	3.73
29	4.91	4.06	4.33	3.61	61	5.03	5.34	5.39	3.97	93	N/A	5.85	5.92	3.46
30	5.12	4.21	4.39	4.22	62	4.96	5.27	5.42	3.84					
31	4.90	4.34	4.43	3.63	63	5.03	5.34	5.46	3.95					
32	4.96	4.31	4.49	3.81	64	4.95	5.37	5.46	3.74					

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.60% and 1.92% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR follow the forward LIBOR Curve respectively, and the cashflows are run to the Optional Termination at the pricing speed.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	11,705		
Aggregate Current Principal Balance:	$2,000,000,278.58		$19,990.15 - $749,491.63
Average Current Principal Balance:	$170,867.17		
Aggregate Original Principal Balance:	$2,002,361,611.00		$20,000.00 - $750,000.00
Average Original Principal Balance:	$171,068.91		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	99.40%		
Wtd. Avg. Gross Coupon:	7.459%		5.500% - 12.750%
Wtd. Avg. Original Term (months):	358		180 - 360
Wtd. Avg. Remaining Term (months):	356		173 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.973%		4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.522%		11.500 % - 18.150%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.522%		5.500% - 12.150%
Wtd. Avg. Original LTV [(1)]:	84.37%		11.15% - 100.00%
Wtd. Avg. Borrower FICO:	612		500 – 809
Geographic Distribution (Top 5):	CA	26.88%	
	FL	10.54	
	IL	7.98	
	NY	7.73	
	AZ	3.70	

[(1)]The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed / Adjustable Rate	6,937	$ 1,202,870,451.18	60.14	358	39.60	7.551	602	85.09
3-yr Fixed / Adjustable Rate	2,184	402,224,315.39	20.11	358	38.50	7.436	620	86.45
Fixed	2,584	394,905,512.01	19.75	349	38.87	7.203	633	80.05
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV[1] (%)*
0.01 - 25,000.00	32	$ 731,175.00	0.04	359	35.56	11.165	665	100.00
25,000.01 - 50,000.00	182	6,906,544.00	0.34	354	37.98	10.330	645	92.23
50,000.01 - 100,000.00	3,165	248,722,581.00	12.42	352	36.42	7.961	601	83.18
100,000.01 - 150,000.00	2,993	371,913,109.00	18.57	355	38.05	7.615	603	84.19
150,000.01 - 200,000.00	1,958	338,949,583.00	16.93	357	38.60	7.550	606	84.34
200,000.01 - 250,000.00	1,165	260,500,052.00	13.01	358	39.98	7.378	611	83.60
250,000.01 - 300,000.00	801	219,153,618.00	10.94	357	40.75	7.320	614	84.83
300,000.01 - 350,000.00	517	167,706,437.00	8.38	358	41.39	7.266	617	85.33
350,000.01 - 400,000.00	368	137,539,686.00	6.87	359	40.66	7.170	625	85.92
400,000.01 - 450,000.00	215	90,905,228.00	4.54	358	40.53	7.211	626	86.73
450,000.01 - 500,000.00	217	104,775,898.00	5.23	358	39.86	6.970	629	84.43
500,000.01 - 550,000.00	38	20,117,950.00	1.00	359	42.01	6.744	641	85.34
550,000.01 - 600,000.00	21	12,036,250.00	0.60	359	41.19	6.537	645	79.22
600,000.01 - 650,000.00	12	7,441,200.00	0.37	359	38.44	6.531	633	78.61
650,000.01 - 700,000.00	8	5,437,650.00	0.27	359	45.62	7.487	590	81.46
700,000.01 - 750,000.00	13	9,524,650.00	0.48	359	37.92	6.749	615	74.69
Total:	**11,705**	**$ 2,002,361,611.00**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
0.01 - 25,000.00	32	$ 730,918.31	0.04	359	35.56	11.165	665	100.00
25,000.01 - 50,000.00	184	6,999,364.94	0.35	352	37.73	10.291	646	92.01
50,000.01 - 100,000.00	3,166	248,601,212.59	12.43	352	36.42	7.962	601	83.17
100,000.01 - 150,000.00	2,998	372,375,724.56	18.62	355	38.06	7.615	603	84.24
150,000.01 - 200,000.00	1,950	337,363,184.28	16.87	357	38.61	7.550	606	84.30
200,000.01 - 250,000.00	1,170	261,455,582.71	13.07	358	39.98	7.378	611	83.61
250,000.01 - 300,000.00	802	219,456,924.63	10.97	357	40.75	7.322	614	84.81
300,000.01 - 350,000.00	511	165,718,382.96	8.29	358	41.40	7.263	618	85.36
350,000.01 - 400,000.00	370	138,174,056.29	6.91	359	40.70	7.165	626	85.90
400,000.01 - 450,000.00	213	89,989,982.51	4.50	358	40.47	7.219	625	86.77
450,000.01 - 500,000.00	217	104,633,381.45	5.23	358	39.86	6.970	629	84.42
500,000.01 - 550,000.00	38	20,093,128.89	1.00	359	42.01	6.744	641	85.34
550,000.01 - 600,000.00	21	12,025,360.74	0.60	359	41.19	6.537	645	79.22
600,000.01 - 650,000.00	12	7,433,844.95	0.37	359	38.44	6.531	633	78.61
650,000.01 - 700,000.00	8	5,433,566.52	0.27	359	45.62	7.487	590	81.46
700,000.01 - 750,000.00	13	9,515,662.25	0.48	359	37.92	6.749	615	74.69
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	135	$ 14,345,568.35	0.72	179	37.64	7.101	626	72.75
181 - 240	124	13,480,604.70	0.67	238	39.01	7.144	623	75.37
301 - 360	11,446	1,972,174,105.53	98.61	359	39.25	7.464	611	84.52
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.500 - 5.999	490	$ 123,425,096.78	6.17	354	40.45	5.856	651	76.25
6.000 - 6.499	1,096	232,069,449.08	11.60	355	39.29	6.248	636	80.18
6.500 - 6.999	1,955	381,939,042.13	19.10	356	39.31	6.745	625	83.15
7.000 - 7.499	1,865	322,555,237.53	16.13	357	39.22	7.239	613	85.19
7.500 - 7.999	2,362	391,984,469.58	19.60	357	39.29	7.738	604	86.83
8.000 - 8.499	1,493	226,684,135.97	11.33	357	38.74	8.227	595	87.27
8.500 - 8.999	1,280	187,138,576.37	9.36	358	39.01	8.711	583	86.81
9.000 - 9.499	509	67,089,523.61	3.35	357	38.85	9.203	584	86.80
9.500 - 9.999	274	35,892,869.88	1.79	356	39.25	9.714	571	83.57
10.000 - 10.499	93	11,703,524.54	0.59	358	38.25	10.192	562	79.50
10.500 - 10.999	89	7,500,121.17	0.38	357	39.05	10.737	581	80.29
11.000 - 11.499	80	4,884,989.43	0.24	354	37.66	11.202	613	84.29
11.500 - 11.999	54	3,772,497.56	0.19	356	37.52	11.714	595	86.12
12.000 - 12.499	49	2,577,439.85	0.13	359	37.72	12.212	623	96.25
12.500 - 12.999	16	783,305.10	0.04	359	39.72	12.629	632	100.00
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Original Loan-to-Value Ratios*

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Less than or equal to 25.00	12	$ 1,427,217.52	0.07	344	38.62	6.868	647	19.68
25.01 - 30.00	11	1,111,572.30	0.06	350	39.09	7.006	621	27.46
30.01 - 35.00	21	2,453,358.85	0.12	336	40.97	6.860	610	33.12
35.01 - 40.00	28	3,575,743.21	0.18	353	39.19	7.468	589	38.28
40.01 - 45.00	47	6,536,883.37	0.33	331	37.28	6.952	603	43.07
45.01 - 50.00	101	14,042,928.08	0.70	343	37.50	7.206	590	47.92
50.01 - 55.00	128	19,399,099.23	0.97	348	39.13	6.967	585	52.72
55.01 - 60.00	212	35,236,506.76	1.76	352	39.62	6.992	594	58.06
60.01 - 65.00	346	60,524,164.27	3.03	354	41.30	7.279	583	63.47
65.01 - 70.00	591	105,591,765.15	5.28	355	38.99	7.428	579	68.69
70.01 - 75.00	889	155,797,460.55	7.79	356	40.76	7.434	580	74.07
75.01 - 80.00	2,051	352,714,477.43	17.64	357	38.63	7.075	615	79.59
80.01 - 85.00	1,109	190,813,772.70	9.54	356	38.82	7.320	594	84.46
85.01 - 90.00	2,720	450,317,510.29	22.52	358	38.35	7.619	608	89.73
90.01 - 95.00	2,944	547,056,295.83	27.35	357	39.98	7.570	634	94.82
95.01 - 100.00	495	53,401,523.04	2.67	357	38.58	9.012	672	99.96
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	707	$ 108,152,906.11	5.41	358	41.50	8.250	510	75.85
520 - 539	976	153,766,265.46	7.69	357	40.58	7.978	530	77.03
540 - 559	1,121	176,870,212.75	8.84	357	39.84	7.812	551	80.42
560 - 579	1,019	163,930,128.39	8.20	356	39.93	7.700	569	81.08
580 - 599	1,330	218,334,153.10	10.92	357	39.03	7.578	589	85.22
600 - 619	1,647	282,243,997.22	14.11	356	39.54	7.407	609	87.34
620 - 639	1,596	282,511,648.03	14.13	356	39.21	7.266	629	87.35
640 - 659	1,152	211,666,081.45	10.58	357	38.68	7.151	649	86.99
660 - 679	766	140,295,970.45	7.01	356	38.75	7.162	668	86.70
680 - 699	610	114,607,117.50	5.73	357	37.65	7.012	688	87.65
700 - 719	335	64,777,689.20	3.24	357	37.82	7.012	709	87.07
720 - 739	212	39,729,601.46	1.99	356	37.62	7.089	729	86.29
740 - 759	126	22,332,557.34	1.12	354	36.75	7.073	748	83.27
760 - 779	81	16,102,630.56	0.81	352	32.71	6.810	768	82.17
780 - 799	24	4,066,681.55	0.20	351	30.93	6.838	788	77.92
800 or greater	3	612,638.01	0.03	359	46.41	6.571	803	77.51
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.00 or less	1,286	$ 185,974,461.34	9.30	356	18.86	7.519	621	83.40
25.01 - 30.00	1,062	160,604,110.29	8.03	356	28.23	7.505	615	83.67
30.01 - 35.00	1,544	242,560,573.04	12.13	356	33.14	7.462	614	83.83
35.01 - 40.00	2,074	345,296,219.49	17.26	357	38.12	7.458	615	84.95
40.01 - 45.00	2,662	476,179,680.18	23.81	357	43.11	7.447	617	85.88
45.01 - 50.00	2,725	519,132,406.09	25.96	357	48.10	7.441	604	85.63
50.01 - 55.00	352	70,252,828.15	3.51	354	53.04	7.414	569	67.92
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	2,083	$ 537,530,565.13	26.88	357	40.78	7.048	611	79.85
Florida	1,434	210,766,464.86	10.54	356	38.92	7.611	613	85.88
Illinois	966	159,561,784.86	7.98	358	39.36	7.780	621	87.50
New York	523	154,643,392.38	7.73	357	40.23	7.446	626	85.00
Arizona	604	73,960,211.42	3.70	353	36.83	7.494	616	87.15
Michigan	608	71,879,339.23	3.59	357	38.29	7.678	598	86.44
Texas	527	60,633,521.92	3.03	349	36.88	7.875	604	86.03
Massachusetts	246	59,489,137.38	2.97	358	39.60	7.226	618	83.56
Maryland	297	57,397,366.47	2.87	356	37.95	7.503	599	85.26
Ohio	538	53,085,785.41	2.65	353	37.41	7.753	595	86.99
Nevada	277	51,962,280.65	2.60	356	40.05	7.633	607	83.34
New Jersey	179	43,691,303.85	2.18	358	39.25	7.575	631	89.10
Minnesota	218	37,429,950.86	1.87	358	39.74	7.521	614	85.54
Washington	215	36,660,341.38	1.83	358	38.88	7.585	607	85.99
Pennsylvania	269	35,816,066.71	1.79	354	37.88	7.543	596	83.61
Connecticut	185	33,607,286.26	1.68	356	38.41	7.807	606	85.45
Georgia	244	33,480,370.68	1.67	357	36.54	7.690	618	88.24
Colorado	184	30,898,921.16	1.54	357	38.67	7.318	616	86.73
Missouri	239	23,285,303.58	1.16	357	39.65	7.772	602	86.67
Indiana	222	22,099,248.59	1.10	356	38.26	7.656	604	87.88
Hawaii	67	19,562,991.22	0.98	356	36.82	6.564	642	81.54
Utah	147	19,334,741.72	0.97	358	38.52	7.629	623	89.34
Wisconsin	150	17,578,556.85	0.88	357	38.44	8.050	607	86.51
Rhode Island	83	16,089,528.52	0.80	359	40.09	7.331	611	81.32
North Carolina	136	14,663,334.01	0.73	356	36.32	7.765	597	85.59
Tennessee	136	13,826,488.17	0.69	350	37.43	7.977	591	87.22
Louisiana	108	12,710,337.30	0.64	352	37.81	7.843	593	85.83
Oregon	77	11,470,243.70	0.57	358	37.43	7.456	607	83.91
South Carolina	92	9,261,595.66	0.46	348	40.87	7.801	588	85.51
Kentucky	82	9,079,804.40	0.45	355	35.48	7.752	591	87.30
Alabama	78	9,009,028.89	0.45	356	38.65	7.952	606	85.14
Kansas	60	8,314,994.68	0.42	359	37.32	7.916	604	88.85
Oklahoma	59	6,574,510.80	0.33	358	36.02	8.300	597	88.87
Iowa	66	6,550,603.46	0.33	356	37.12	7.868	606	89.38
Alaska	39	6,224,963.42	0.31	359	38.88	7.745	610	86.16
Mississippi	55	5,430,402.63	0.27	354	38.96	7.798	598	88.42
Nebraska	51	5,274,512.01	0.26	359	36.83	7.838	588	86.61
New Mexico	43	5,126,589.53	0.26	358	37.74	7.703	631	86.83
New Hampshire	23	3,749,218.31	0.19	358	43.33	7.233	599	82.04
Idaho	20	2,715,306.84	0.14	358	39.68	7.761	599	89.27
Delaware	16	2,661,621.60	0.13	359	40.33	7.770	565	83.06
Maine	13	1,930,170.89	0.10	358	37.92	7.204	598	86.64
Wyoming	13	1,574,116.86	0.08	359	41.13	7.807	593	86.39
North Dakota	9	1,021,026.85	0.05	358	38.11	7.374	615	89.36
Arkansas	11	978,734.43	0.05	358	34.66	7.996	628	90.07
South Dakota	9	803,831.80	0.04	359	32.92	7.545	607	84.88
Montana	2	346,737.99	0.02	356	43.81	8.123	578	82.99
Vermont	2	257,643.26	0.01	358	34.58	6.807	585	75.67
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Non-owner Occupied	1,093	$ 152,991,750.13	7.65	357	32.02	7.824	647	84.94
Owner Occupied	10,497	1,828,279,575.04	91.41	356	39.84	7.429	608	84.33
Second Home	115	18,728,953.41	0.94	356	38.57	7.378	644	83.85
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Full	7,221	$ 1,156,039,291.49	57.80	356	39.40	7.299	600	83.08
Limited	678	126,055,881.86	6.30	357	36.82	7.514	602	85.70
Stated	3,806	717,905,105.23	35.90	357	39.40	7.708	632	86.20
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Refinance - Debt Consolidation Cash Out**	6,438	$ 1,135,650,769.29	56.78	356	39.64	7.330	596	80.95
Purchase	4,661	781,827,953.44	39.09	358	38.71	7.651	635	89.41
Refinance - Debt Consolidation No Cash Out***	606	82,521,555.85	4.13	353	38.50	7.419	607	83.64
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
I	8157	$ 1,384,559,260.21	69.23	356	39.00	7.330	627	86.46
II	817	149,065,834.61	7.45	357	39.82	7.505	589	83.24
III	914	149,909,212.88	7.5	356	38.58	7.573	581	82.92
IV	673	105,330,428.58	5.27	357	40.09	7.793	567	77.75
V	445	73,249,950.71	3.66	358	41.10	8.074	547	70.85
VI	133	20,583,285.89	1.03	357	39.37	9.598	549	66.65
A+	262	56,215,076.76	2.81	356	39.04	7.431	623	83.69
A	139	29,492,797.40	1.47	358	41.39	7.502	594	80.86
A-	38	6,836,403.07	0.34	357	38.91	7.917	545	78.41
B	37	7,340,854.04	0.37	359	41.70	8.096	540	73.17
C	52	9,062,041.25	0.45	358	39.67	8.728	534	70.16
C-	38	8,355,133.18	0.42	358	42.51	8.94	554	76.09
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Single Family Detached	8,756	$ 1,459,375,061.63	72.97	356	39.41	7.437	607	84.03
Two- to Four-Family	878	194,178,789.74	9.71	358	38.35	7.557	635	85.75
PUD Detached	988	192,628,516.72	9.63	357	39.54	7.453	612	85.62
Condominium	717	113,706,753.28	5.69	357	38.52	7.573	624	86.23
Manufactured Housing	313	31,628,841.00	1.58	354	37.52	7.492	615	76.87
PUD Attached	37	6,349,194.10	0.32	358	36.13	7.276	617	85.40
Single Family Attached	16	2,133,122.11	0.11	353	41.79	8.021	594	84.35
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS.)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
0	3,375	$ 566,519,730.95	28.33	357	38.93	7.706	617	86.57
12	433	97,263,423.62	4.86	356	39.66	7.552	623	82.40
24	4,230	725,619,289.00	36.28	358	39.46	7.555	602	84.54
30	1	242,819.65	0.01	359	48.00	7.500	608	90.00
36	3,666	610,355,015.36	30.52	354	39.17	7.102	616	82.44
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	10,784	$ 1,621,080,354.40	81.05	356	38.89	7.541	609	84.24
Non-Conforming	921	378,919,924.18	18.95	358	40.71	7.109	623	84.94
Total:	**11,705**	**$ 2,000,000,278.58**	**100.00**	**356**	**39.23**	**7.459**	**612**	**84.37**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.500 - 11.999	303	$ 68,371,167.09	4.26	358	39.77	5.850	638	80.72
12.000 - 12.499	758	159,620,551.34	9.94	358	39.51	6.261	629	82.34
12.500 - 12.999	1,456	295,106,712.41	18.39	358	39.35	6.747	623	84.52
13.000 - 13.499	1,562	276,714,279.29	17.24	358	39.27	7.239	612	85.76
13.500 - 13.999	1,971	339,409,189.63	21.15	358	39.46	7.737	602	87.23
14.000 - 14.499	1,245	196,594,449.32	12.25	358	38.88	8.227	593	87.41
14.500 - 14.999	1,089	165,485,726.35	10.31	358	39.35	8.712	581	86.79
15.000 - 15.499	417	57,695,560.96	3.59	359	38.92	9.205	580	86.86
15.500 - 15.999	193	28,113,382.83	1.75	359	39.73	9.722	564	82.62
16.000 - 16.499	64	9,514,266.45	0.59	358	39.64	10.200	551	76.29
16.500 - 16.999	36	4,818,512.87	0.30	358	38.41	10.706	535	70.01
17.000 - 17.499	16	1,908,168.00	0.12	359	38.85	11.208	529	64.93
17.500 - 17.999	9	1,420,889.83	0.09	358	42.53	11.766	520	68.13
18.000 - 18.499	2	321,910.20	0.02	359	22.68	12.116	523	70.00
Total:	**9,121**	**$ 1,605,094,766.57**	**100.00**	**358**	**39.32**	**7.522**	**606**	**85.43**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.500 - 5.999	303	$ 68,371,167.09	4.26	358	39.77	5.850	638	80.72
6.000 - 6.499	758	159,620,551.34	9.94	358	39.51	6.261	629	82.34
6.500 - 6.999	1,456	295,106,712.41	18.39	358	39.35	6.747	623	84.52
7.000 - 7.499	1,562	276,714,279.29	17.24	358	39.27	7.239	612	85.76
7.500 - 7.999	1,971	339,409,189.63	21.15	358	39.46	7.737	602	87.23
8.000 - 8.499	1,245	196,594,449.32	12.25	358	38.88	8.227	593	87.41
8.500 - 8.999	1,089	165,485,726.35	10.31	358	39.35	8.712	581	86.79
9.000 - 9.499	417	57,695,560.96	3.59	359	38.92	9.205	580	86.86
9.500 - 9.999	193	28,113,382.83	1.75	359	39.73	9.722	564	82.62
10.000 - 10.499	64	9,514,266.45	0.59	358	39.64	10.200	551	76.29
10.500 - 10.999	36	4,818,512.87	0.30	358	38.41	10.706	535	70.01
11.000 - 11.499	16	1,908,168.00	0.12	359	38.85	11.208	529	64.93
11.500 - 11.999	9	1,420,889.83	0.09	358	42.53	11.766	520	68.13
12.000 - 12.499	2	321,910.20	0.02	359	22.68	12.116	523	70.00
Total:	**9,121**	**$ 1,605,094,766.57**	**100.00**	**358**	**39.32**	**7.522**	**606**	**85.43**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	206	$ 32,557,781.63	2.03	357	38.36	7.415	603	85.13
5.500 - 5.749	380	81,867,020.77	5.10	359	39.97	7.576	600	83.55
5.750 - 5.999	2	863,051.86	0.05	357	47.33	6.983	596	83.89
6.000 - 6.249	8,088	1,418,775,283.24	88.39	358	39.29	7.499	608	85.68
6.250 - 6.499	4	872,833.28	0.05	359	43.03	6.551	620	93.29
6.500 - 6.749	348	52,815,067.42	3.29	356	38.81	7.715	589	86.25
6.750 - 6.999	1	149,273.02	0.01	354	23.00	7.150	559	50.00
7.000 - 7.249	92	17,194,455.35	1.07	358	41.76	8.841	543	72.12
Total:	**9,121**	**$ 1,605,094,766.57**	**100.00**	**358**	**39.32**	**7.522**	**606**	**85.43**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
November 2005	1	$ 59,671.18	0.00	350	24.00	9.150	569	46.88
January 2006	1	172,361.12	0.01	352	50.00	7.100	662	82.62
February 2006	9	1,419,884.33	0.09	353	40.12	7.899	564	85.24
March 2006	17	2,994,524.99	0.19	354	35.15	7.430	597	86.27
April 2006	73	12,522,850.29	0.78	355	39.57	7.521	583	88.27
May 2006	125	21,650,302.58	1.35	356	38.60	7.345	565	78.11
June 2006	419	71,254,537.54	4.44	357	39.98	7.545	596	87.39
July 2006	1,967	315,152,111.91	19.63	358	39.62	7.565	603	86.10
August 2006	4,325	777,644,207.24	48.45	359	39.60	7.552	603	84.61
February 2007	4	595,926.26	0.04	353	34.90	6.907	621	81.51
March 2007	2	419,341.34	0.03	354	38.70	6.885	514	86.53
April 2007	14	2,600,244.77	0.16	355	39.12	7.290	599	88.10
May 2007	35	6,401,356.64	0.40	356	40.17	7.124	582	84.13
June 2007	86	15,540,798.13	0.97	357	40.86	7.394	613	88.27
July 2007	560	100,170,370.38	6.24	358	37.92	7.457	620	89.22
August 2007	1,483	276,496,277.87	17.23	359	38.53	7.442	621	85.40
Total:	**9,121**	**$ 1,605,094,766.57**	**100.00**	**358**	**39.32**	**7.522**	**606**	**85.43**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	9,121	$ 1,605,094,766.57	100.00	358	39.32	7.522	606	85.43
Total:	**9,121**	**$ 1,605,094,766.57**	**100.00**	**358**	**39.32**	**7.522**	**606**	**85.43**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	9,121	$ 1,605,094,766.57	100.00	358	39.32	7.522	606	85.43
Total:	**9,121**	**$ 1,605,094,766.57**	**100.00**	**358**	**39.32**	**7.522**	**606**	**85.43**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination). (1)The loan-to-value("OLTV") of a first-lien mortgage at any given time is a fraction, expressed as a percentage, the numerator of which is the principal balance of the mortgage loan at the date of origination and the denominator of which is the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan. The OLTV of a second lien mortgage loan at any given time is a fraction, expressed as a percentage the numerator of which is (i) the sum of (a) the principal balance of such mortgage loan at the date of origination plus (b) the outstanding balance of the senior mortgage loan at the date of origination of such mortgage loan and the denominator of which is (ii) the lesser of the sales price of the related mortgage property and its appraised value determined in an appraisal obtained by the originator at origination of the mortgage loan.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,400		
Aggregate Current Principal Balance:	$558,529,380.10		$26,987.67 – $749,491.63
Average Current Principal Balance:	$232,720.58		
Aggregate Original Principal Balance:	$559,228,655.00		$27,000.00 - $750,000.00
Average Original Principal Balance:	$233,011.94		
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	99.25%		
Wtd. Avg. Gross Coupon:	7.263%		5.550% - 12.750%
Wtd. Avg. Original Term (months):	358		180 - 360
Wtd. Avg. Remaining Term (months):	356		173 - 359
Wtd. Avg. Margin (ARM Loans Only):	5.978%		4.500% - 7.125%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.367%		11.550% - 17.800%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.367%		5.550% - 11.800%
Wtd. Avg. Original LTV (1):	84.84%		20.22% - 100.00%
Wtd. Avg. Borrower FICO:	619		500 - 794
Geographic Distribution (Top 5):	CA	42.44%	
	NY	10.93	
	FL	7.84	
	IL	3.59	
	AZ	3.40	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2-yr Fixed / Adjustable Rate	1,388	$ 329,266,635.90	58.95	358	40.02	7.376	606	85.93
3-yr Fixed / Adjustable Rate	375	101,117,172.60	18.10	358	38.51	7.338	629	87.98
Fixed	637	128,145,571.60	22.94	351	39.33	6.913	642	79.57
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)*
25,000.01 - 50,000.00	21	$ 973,880.00	0.17	340	37.65	7.969	602	71.34
50,000.01 - 100,000.00	811	61,503,720.00	11.00	348	36.10	8.025	600	83.44
100,000.01 - 150,000.00	346	42,077,059.00	7.52	351	36.62	7.522	605	85.05
150,000.01 - 200,000.00	139	23,789,313.00	4.25	359	36.31	7.543	609	85.00
200,000.01 - 250,000.00	89	19,767,951.00	3.53	358	37.70	7.485	623	86.84
250,000.01 - 300,000.00	63	17,253,045.00	3.09	359	40.81	7.475	622	86.66
300,000.01 - 350,000.00	148	50,035,765.00	8.95	357	41.57	7.204	615	85.22
350,000.01 - 400,000.00	312	116,643,186.00	20.86	359	40.78	7.163	623	86.03
400,000.01 - 450,000.00	175	74,233,188.00	13.27	358	40.82	7.218	619	86.45
450,000.01 - 500,000.00	206	99,524,848.00	17.80	357	39.81	6.983	627	84.41
500,000.01 - 550,000.00	37	19,607,950.00	3.51	359	41.88	6.743	640	85.35
550,000.01 - 600,000.00	21	12,036,250.00	2.15	359	41.19	6.537	645	79.22
600,000.01 - 650,000.00	11	6,820,200.00	1.22	359	39.93	6.534	627	78.23
650,000.01 - 700,000.00	8	5,437,650.00	0.97	359	45.62	7.487	590	81.46
700,000.01 - 750,000.00	13	9,524,650.00	1.70	359	37.92	6.749	615	74.69
Total:	**2,400**	**$ 559,228,655.00**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF-DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25,000.01 - 50,000.00	22	$ 1,020,561.07	0.18	341	37.08	7.978	609	72.25
50,000.01 - 100,000.00	811	61,464,987.34	11.00	348	36.07	8.026	599	83.37
100,000.01 - 150,000.00	345	41,925,517.59	7.51	351	36.68	7.521	605	85.16
150,000.01 - 200,000.00	139	23,762,797.29	4.25	359	36.31	7.543	609	85.00
200,000.01 - 250,000.00	89	19,745,342.83	3.54	358	37.70	7.485	623	86.84
250,000.01 - 300,000.00	63	17,234,755.33	3.09	359	40.81	7.476	622	86.66
300,000.01 - 350,000.00	148	49,976,307.28	8.95	357	41.57	7.204	615	85.22
350,000.01 - 400,000.00	313	116,903,609.35	20.93	359	40.80	7.162	623	86.00
400,000.01 - 450,000.00	174	73,735,814.46	13.20	358	40.78	7.22	619	86.51
450,000.01 - 500,000.00	206	99,388,123.70	17.79	357	39.81	6.984	627	84.41
500,000.01 - 550,000.00	37	19,583,568.00	3.51	359	41.88	6.743	640	85.34
550,000.01 - 600,000.00	21	12,025,360.74	2.15	359	41.19	6.537	645	79.22
600,000.01 - 650,000.00	11	6,813,406.35	1.22	359	39.93	6.534	627	78.23
650,000.01 - 700,000.00	8	5,433,566.52	0.97	359	45.62	7.487	590	81.46
700,000.01 - 750,000.00	13	9,515,662.25	1.70	359	37.92	6.749	615	74.69
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
121 - 180	43	$ 4,359,248.03	0.78	179	39.37	7.058	609	76.14
181 - 240	32	2,786,997.12	0.50	238	39.30	7.623	618	79.56
301 - 360	2,325	551,383,134.95	98.72	358	39.59	7.263	619	84.94
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.500 - 5.999	148	$ 55,684,613.17	9.97	358	40.88	5.858	659	77.61
6.000 - 6.499	282	83,647,344.89	14.98	356	39.31	6.253	635	82.48
6.500 - 6.999	440	118,628,194.86	21.24	356	40.08	6.748	622	84.84
7.000 - 7.499	382	86,559,716.04	15.50	356	39.01	7.234	614	85.67
7.500 - 7.999	437	92,762,306.12	16.61	356	39.88	7.743	607	87.36
8.000 - 8.499	270	53,418,159.74	9.56	358	38.91	8.217	604	88.00
8.500 - 8.999	223	38,764,639.32	6.94	357	38.91	8.714	593	86.99
9.000 - 9.499	94	13,360,669.55	2.39	357	37.85	9.207	600	86.91
9.500 - 9.999	50	8,081,280.55	1.45	356	40.56	9.737	560	83.32
10.000 - 10.499	18	2,338,220.35	0.42	359	42.19	10.215	577	82.85
10.500 - 10.999	22	2,110,622.67	0.38	354	41.18	10.790	604	84.38
11.000 - 11.499	12	1,032,185.55	0.18	344	34.78	11.220	663	93.91
11.500 - 11.999	10	1,108,743.47	0.20	359	30.94	11.653	612	92.85
12.000 - 12.499	8	712,603.83	0.13	359	38.53	12.177	638	100.00
12.500 - 12.999	4	320,079.99	0.06	359	37.22	12.609	627	100.00
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Original Loan-to-Value Ratios*

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.00 or less	2	$ 490,309.61	0.09	358	43.85	6.297	710	21.12
25.01 - 30.00	1	60,947.99	0.01	359	34.00	6.800	619	27.73
30.01 - 35.00	3	188,789.96	0.03	358	39.91	8.103	543	31.57
35.01 - 40.00	5	652,162.75	0.12	344	35.15	7.174	603	38.73
40.01 - 45.00	10	1,285,930.04	0.23	358	42.33	7.122	581	43.40
45.01 - 50.00	16	2,313,052.46	0.41	340	36.77	7.186	600	48.12
50.01 - 55.00	27	4,510,447.42	0.81	352	42.02	6.719	603	52.74
55.01 - 60.00	35	8,772,337.03	1.57	353	41.11	6.564	612	58.05
60.01 - 65.00	80	18,531,270.36	3.32	350	42.86	7.114	590	63.32
65.01 - 70.00	129	29,683,188.41	5.31	354	39.69	7.106	582	68.57
70.01 - 75.00	191	45,046,263.54	8.07	357	41.16	7.173	596	74.05
75.01 - 80.00	365	88,061,690.09	15.77	357	38.19	6.938	620	79.51
80.01 - 85.00	227	52,039,706.08	9.32	357	39.15	7.132	597	84.40
85.01 - 90.00	638	134,168,575.21	24.02	358	38.26	7.378	618	89.78
90.01 - 95.00	580	158,035,479.60	28.29	357	40.63	7.348	638	94.77
95.01 - 100.00	91	14,689,229.55	2.63	357	39.80	9.127	678	100.00
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

* References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
500 - 519	140	$ 24,927,713.87	4.46	357	42.34	8.131	510	75.56
520 - 539	188	36,551,214.69	6.54	357	40.68	7.711	531	76.81
540 - 559	222	43,014,267.81	7.70	357	40.14	7.556	552	79.32
560 - 579	215	44,401,754.34	7.95	355	40.10	7.413	570	80.43
580 - 599	249	52,466,389.68	9.39	357	39.16	7.433	589	85.79
600 - 619	337	80,425,344.15	14.40	356	40.53	7.329	608	88.45
620 - 639	319	79,755,223.28	14.28	355	39.61	7.111	628	87.97
640 - 659	245	67,582,938.47	12.10	357	39.26	7.052	649	88.31
660 - 679	156	39,381,717.93	7.05	357	38.91	7.087	668	86.42
680 - 699	125	36,428,198.41	6.52	358	38.01	6.796	688	87.16
700 - 719	81	21,002,663.64	3.76	358	38.68	6.901	710	87.28
720 - 739	54	15,104,268.78	2.70	355	39.15	6.820	729	84.41
740 - 759	39	9,129,774.18	1.63	359	36.96	7.055	749	81.17
760 - 779	25	6,811,400.97	1.22	357	33.93	6.739	769	84.34
780 - 799	5	1,546,509.90	0.28	359	29.19	6.292	785	72.31
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
25.00 or less	290	$ 51,076,468.23	9.14	357	18.05	7.343	630	84.77
25.01 - 30.00	231	44,976,371.75	8.05	355	28.13	7.268	630	84.07
30.01 - 35.00	311	62,734,545.66	11.23	356	33.21	7.378	614	83.70
35.01 - 40.00	374	86,071,110.54	15.41	357	38.23	7.174	620	84.97
40.01 - 45.00	523	132,657,845.56	23.75	357	43.12	7.290	626	86.90
45.01 - 50.00	592	158,507,131.47	28.38	357	48.14	7.222	613	86.17
50.01 - 55.00	79	22,505,906.89	4.03	352	53.26	7.221	573	67.79
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
California	616	$ 237,018,151.15	42.44	358	41.11	6.872	619	82.50
New York	153	61,074,823.18	10.93	357	40.05	7.391	635	87.91
Florida	284	43,805,952.47	7.84	354	38.03	7.670	604	84.63
Illinois	75	20,025,264.91	3.59	358	40.05	7.908	644	90.18
Arizona	142	18,975,528.19	3.40	348	35.43	7.228	612	87.04
Michigan	164	18,633,328.10	3.34	356	38.59	7.662	607	84.58
Maryland	79	17,615,718.98	3.15	356	39.00	7.379	598	86.24
Massachusetts	47	16,598,536.35	2.97	358	39.63	7.292	625	88.24
Nevada	59	14,638,874.34	2.62	356	40.82	7.632	606	84.68
Ohio	150	12,880,653.76	2.31	349	36.82	7.796	599	84.87
Texas	69	9,498,607.13	1.70	342	35.49	7.812	623	87.72
New Jersey	27	8,887,793.50	1.59	358	40.77	7.447	629	90.54
Colorado	31	7,422,536.52	1.33	358	34.60	6.947	629	86.18
Pennsylvania	52	7,041,924.76	1.26	353	38.89	7.519	588	77.37
Indiana	61	5,803,701.57	1.04	357	36.47	7.733	612	88.44
Connecticut	16	5,609,540.20	1.00	358	40.06	7.472	629	90.29
Georgia	27	5,511,568.57	0.99	358	34.78	7.770	634	88.95
Minnesota	22	5,452,437.01	0.98	359	37.81	7.537	657	90.00
Washington	27	5,138,455.33	0.92	359	38.54	7.779	610	86.09
Missouri	49	4,328,416.32	0.77	357	41.31	7.983	594	85.85
Wisconsin	37	4,199,066.62	0.75	353	37.71	8.127	606	85.04
Louisiana	29	3,069,242.09	0.55	347	38.13	7.796	582	81.82
Kansas	16	2,944,756.34	0.53	358	37.57	7.749	610	89.27
Tennessee	30	2,703,340.31	0.48	338	35.04	7.938	591	82.56
Hawaii	7	2,423,075.67	0.43	358	33.99	7.090	673	84.76
Alabama	20	2,188,433.37	0.39	359	39.91	7.613	595	80.10
Rhode Island	8	2,019,383.91	0.36	359	35.73	7.304	622	86.94
North Carolina	15	1,784,029.85	0.32	359	30.90	7.804	638	89.39
Utah	7	1,607,487.11	0.29	357	30.20	7.341	637	91.85
Kentucky	15	1,359,493.47	0.24	347	37.15	7.450	606	84.59
New Mexico	5	1,132,092.48	0.20	359	42.42	7.558	698	84.61
Oklahoma	7	937,989.07	0.17	356	34.10	8.063	585	87.18
Mississippi	11	829,220.64	0.15	341	41.26	8.363	587	83.42
Iowa	11	799,441.08	0.14	358	36.92	7.918	570	86.57
South Carolina	5	759,659.08	0.14	358	39.24	6.935	611	87.34
Alaska	3	753,641.28	0.13	359	42.11	6.628	679	78.74
Idaho	3	699,951.58	0.13	358	45.78	6.757	648	90.86
Oregon	7	697,914.89	0.12	358	36.97	7.243	585	68.61
Maine	4	392,038.08	0.07	359	37.01	8.045	543	76.28
New Hampshire	2	349,518.28	0.06	358	37.71	6.515	589	88.25
Delaware	2	296,943.96	0.05	359	45.20	7.626	560	85.51
Nebraska	3	243,330.66	0.04	359	28.98	7.805	592	91.81
Montana	1	209,576.69	0.04	358	45.00	6.600	577	95.00
Wyoming	2	167,941.25	0.03	358	36.58	8.848	624	95.00
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS		PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Non-owner Occupied	342	$	51,611,137.16	9.24	358	31.24	7.781	648	85.87
Owner Occupied	2,034		501,261,725.16	89.75	356	40.46	7.211	615	84.74
Second Home	24		5,656,517.78	1.01	352	37.99	7.138	648	84.99
Total:	**2,400**	**$**	**558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS		PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Full	1,428	$	303,679,282.09	54.37	356	39.76	7.011	612	83.55
Limited	198		47,828,446.25	8.56	357	35.84	7.400	602	85.19
Stated	774		207,021,651.76	37.07	357	40.21	7.600	632	86.66
Total:	**2,400**	**$**	**558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS		PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Refinance - Debt Consolidation Cash Out**	1,344	$	315,828,246.57	56.55	356	40.16	7.072	601	81.32
Purchase	970		229,667,616.64	41.12	358	38.90	7.531	642	89.75
Refinance - Debt Consolidation No Cash Out***	86		13,033,516.89	2.33	350	37.73	7.162	625	83.64
Total:	**2,400**	**$**	**558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
I	1,625	$ 385,178,025.23	68.96	356	39.24	7.147	635	86.74
II	213	49,666,635.39	8.89	356	39.95	7.345	592	83.26
III	199	41,649,532.69	7.46	356	39.01	7.361	587	84.13
IV	138	25,142,387.10	4.50	356	40.10	7.540	567	76.27
V	96	19,566,323.27	3.50	358	43.64	8.072	543	71.72
VI	22	2,843,148.96	0.51	358	35.38	9.256	545	67.83
A+	52	18,313,144.77	3.28	357	42.18	7.095	627	84.39
A	25	8,516,367.89	1.52	359	40.58	7.479	594	82.01
A-	4	906,456.30	0.16	347	36.66	8.318	531	79.45
B	7	1,945,332.34	0.35	359	37.04	8.110	543	75.85
C	10	2,056,457.71	0.37	359	43.01	8.509	558	72.81
C-	9	2,745,568.45	0.49	358	40.46	8.730	572	76.11
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

* Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
Single Family Detached	1,842	$ 417,169,108.86	74.69	356	39.78	7.218	617	84.24
PUD Detached	198	59,633,515.55	10.68	356	40.49	7.303	614	85.73
Two-to Four-Family	194	50,352,378.68	9.02	358	37.91	7.502	638	87.94
Condominium	105	23,617,148.22	4.23	357	38.47	7.454	627	88.79
Manufactured Housing	49	4,870,287.64	0.87	350	38.48	7.357	620	74.19
PUD Attached	10	2,743,140.57	0.49	359	33.36	7.049	611	85.74
Single Family Attached	2	143,800.58	0.03	359	40.97	6.363	620	85.04
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Prepayment Charge Term

PREPAYMENT CHARGE TERM AT ORIGINATION (MOS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV(1) (%)
0	577	$ 140,619,966.78	25.18	357	39.00	7.628	629	88.41
12	96	32,735,209.03	5.86	356	39.88	7.480	631	84.46
24	820	197,515,915.89	35.36	358	39.84	7.348	605	85.16
36	907	187,658,288.40	33.60	354	39.71	6.862	624	81.90
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

DESCRIPTION OF THE GROUP II COLLATERAL

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
Conforming	1,479	$ 179,609,455.92	32.16	353	37.21	7.588	609	84.64
Non-Conforming	921	378,919,924.18	67.84	358	40.71	7.109	623	84.94
Total:	**2,400**	**$ 558,529,380.10**	**100.00**	**356**	**39.59**	**7.263**	**619**	**84.84**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
11.500 - 11.999	79	$ 25,701,915.52	5.97	358	39.45	5.854	635	84.08
12.000 - 12.499	176	53,538,485.78	12.44	357	40.03	6.279	621	84.38
12.500 - 12.999	321	92,557,317.03	21.51	358	40.00	6.757	622	86.32
13.000 - 13.499	302	73,099,766.95	16.98	358	39.34	7.237	615	86.41
13.500 - 13.999	352	82,649,624.63	19.20	358	39.91	7.736	606	87.70
14.000 - 14.499	222	47,458,806.93	11.03	358	38.70	8.216	605	88.44
14.500 - 14.999	182	35,117,452.76	8.16	359	39.62	8.716	592	86.92
15.000 - 15.499	74	10,776,722.78	2.50	359	38.21	9.219	595	87.88
15.500 - 15.999	33	6,368,355.04	1.48	359	40.86	9.758	551	83.14
16.000 - 16.499	10	1,712,672.60	0.40	359	44.87	10.227	551	76.74
16.500 - 16.999	9	1,123,425.25	0.26	359	42.83	10.773	544	72.29
17.000 - 17.499	1	90,970.59	0.02	359	19.00	11.450	545	60.67
17.500 - 17.999	2	188,292.64	0.04	359	55.00	11.721	539	67.36
Total:	**1,763**	**$ 430,383,808.50**	**100.00**	**358**	**39.66**	**7.367**	**612**	**86.41**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
5.500 - 5.999	79	$ 25,701,915.52	5.97	358	39.45	5.854	635	84.08
6.000 - 6.499	176	53,538,485.78	12.44	357	40.03	6.279	621	84.38
6.500 - 6.999	321	92,557,317.03	21.51	358	40.00	6.757	622	86.32
7.000 - 7.499	302	73,099,766.95	16.98	358	39.34	7.237	615	86.41
7.500 - 7.999	352	82,649,624.63	19.20	358	39.91	7.736	606	87.70
8.000 - 8.499	222	47,458,806.93	11.03	358	38.70	8.216	605	88.44
8.500 - 8.999	182	35,117,452.76	8.16	359	39.62	8.716	592	86.92
9.000 - 9.499	74	10,776,722.78	2.50	359	38.21	9.219	595	87.88
9.500 - 9.999	33	6,368,355.04	1.48	359	40.86	9.758	551	83.14
10.000 - 10.499	10	1,712,672.60	0.40	359	44.87	10.227	551	76.74
10.500 - 10.999	9	1,123,425.25	0.26	359	42.83	10.773	544	72.29
11.000 - 11.499	1	90,970.59	0.02	359	19.00	11.450	545	60.67
11.500 - 11.999	2	188,292.64	0.04	359	55.00	11.721	539	67.36
Total:	**1,763**	**$ 430,383,808.50**	**100.00**	**358**	**39.66**	**7.367**	**612**	**86.41**

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
4.500 - 4.749	26	$ 7,406,213.56	1.72	357	39.02	7.050	629	85.61
5.500 - 5.749	61	22,061,966.17	5.13	359	41.29	7.341	601	85.02
5.750 - 5.999	1	479,508.28	0.11	359	46.00	5.850	586	75.00
6.000 - 6.249	1,586	381,506,949.75	88.64	358	39.51	7.351	614	86.65
6.250 - 6.499	1	484,516.25	0.11	359	49.00	5.990	644	94.17
6.500 - 6.749	68	13,069,369.54	3.04	355	39.35	7.664	583	87.16
7.000 - 7.249	20	5,375,284.95	1.25	359	44.50	8.564	553	74.84
Total:	**1,763**	**$ 430,383,808.50**	**100.00**	**358**	**39.66**	**7.367**	**612**	**86.41**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
November 2005	1	$ 59,671.18	0.01	350	24.00	9.150	569	46.88
February 2006	3	647,255.25	0.15	353	40.21	7.882	554	89.56
March 2006	4	1,082,245.61	0.25	354	42.19	7.561	569	91.26
April 2006	10	3,182,991.04	0.74	355	43.11	6.832	595	91.96
May 2006	23	4,829,203.59	1.12	356	33.99	7.194	555	80.29
June 2006	111	27,424,045.41	6.37	357	41.00	7.147	614	89.16
July 2006	444	91,466,816.74	21.25	357	40.21	7.431	610	87.02
August 2006	792	200,574,407.08	46.60	359	39.89	7.392	605	85.00
April 2007	3	868,770.23	0.20	355	35.33	7.239	606	92.64
May 2007	5	1,674,178.50	0.39	356	42.08	7.267	593	90.70
June 2007	20	4,983,048.41	1.16	356	42.34	7.177	630	89.87
July 2007	107	25,186,131.00	5.85	357	35.91	7.376	625	90.20
August 2007	240	68,405,044.46	15.89	359	39.14	7.339	631	86.91
Total:	**1,763**	**$ 430,383,808.50**	**100.00**	**358**	**39.66**	**7.367**	**612**	**86.41**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
2.000	1,763	$ 430,383,808.50	100.00	358	39.66	7.367	612	86.41
Total:	**1,763**	**$ 430,383,808.50**	**100.00**	**358**	**39.66**	**7.367**	**612**	**86.41**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV[1] (%)
1.000	1,763	$ 430,383,808.50	100.00	358	39.66	7.367	612	86.41
Total:	**1,763**	**$ 430,383,808.50**	**100.00**	**358**	**39.66**	**7.367**	**612**	**86.41**

FOR ADDITIONAL INFORMATION PLEASE CALL

Rating Agency Contacts

Standard & Poor's	
Connor Kelly	(212) 438-2448
Moody's	
Dhruv Mohindra	(212) 553-4143
Fitch	
Kei Ishidoya	(212) 908-0238